UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Agios Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00847X104

(CUSIP Number)

Robert J. Hugin

Chairman of the Board,

President and Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00847X104

1	Name of reporting person: I.R.S. Identification Nos. of above persons (entities only) CELGENE EUROPEAN INVESTMENT COMPANY LLC 90-0587060
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 4,010,926
	9	Sole dispositive power -0-
	10	Shared dispositive power 4,010,926
11	Aggregate amount beneficially owned by each reporting person 4,010,926
12	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
13	Percent of class represented by amount in Row (9) 13.3% (1)
14	Type of reporting person* OO (limited liability company)

(1)	The percentage ownership is based upon 30,127,620 outstanding shares as of July 29, 2013, as reported by Agios in its prospectus filed with the Securities and Exchange Commission on July 24, 2013.

CUSIP No. 00847X104

1	Name of reporting person: I.R.S. Identification Nos. of above persons (entities only) CELGENE ALPINE INVESTMENT CO., LLC 45-4054818
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 708,333
	9	Sole dispositive power -0-
	10	Shared dispositive power 708,333
11	Aggregate amount beneficially owned by each reporting person 708,333
12	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
13	Percent of class represented by amount in Row (9) 2.4% (1)
14	Type of reporting person* OO (limited liability company)

(1)	The percentage ownership is based upon 30,127,620 outstanding shares as of July 29, 2013, as reported by Agios in its prospectus filed with the Securities and Exchange Commission on July 24, 2013.

CUSIP No. 00847X104

1	Name of reporting person: I.R.S. Identification Nos. of above persons (entities only) CELGENE CORPORATION 22-2711928
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 4,719,259
	9	Sole dispositive power -0-
	10	Shared dispositive power 4,719,259
11	Aggregate amount beneficially owned by each reporting person 4,719,259
12	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
13	Percent of class represented by amount in Row (9) 15.7% (1)
14	Type of reporting person* CO

(1)	The percentage ownership is based upon 30,127,620 outstanding shares as of July 29, 2013, as reported by Agios in its prospectus filed with the Securities and Exchange Commission on July 24, 2013.

SCHEDULE 13D

Agios Pharmaceuticals, Inc.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”), of Agios Pharmaceuticals, Inc., a Delaware corporation (“Agios”). The principal business address of Agios is 38 Sidney Street, 2nd Floor, Cambridge, Massachusetts 02139.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by the following persons (collectively, “Reporting Persons”):

Reporting Person	Principal Business	Address Principal Business/Office

Celgene European Investment Company LLC, a Delaware limited liability company (“CEIC”)	To make investments on behalf of Celgene	86 Morris Avenue Summit, New Jersey 07093

Celgene Alpine Investment Co., LLC, a Delaware limited liability company (“CAIC”)	To make investments on behalf of Celgene	86 Morris Avenue Summit, New Jersey 07093

Celgene Corporation, a Delaware corporation (“Celgene”)	To discover, develop and commercialize innovative therapies designed to treat cancer and immune-inflammatory related diseases	86 Morris Avenue Summit, New Jersey 07093

CEIC is the record owner of 4,010,926 shares of Common Stock. CAIC is the record owner of 708,333 shares of Common Stock. The sole member of each of CEIC and CAIC is Celgene International Sárl, which is a wholly owned subsidiary of Celgene. Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the Reporting Person’s directors and executive officers (or the equivalent thereof for limited liability companies).

During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A thereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Items 4 and 6 hereof are incorporated herein by reference.

The shares of Common Stock of Agios beneficially owned by the Reporting Persons were acquired with working capital of Celgene set aside for the general purpose of investing.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

On April 14, 2010, Celgene entered into a Discovery and Development Collaboration and License Agreement with Agios, and the parties amended the agreement as of October 3, 2011 (as amended, “Collaboration Agreement”), which is Exhibit 2 hereto. The goal of the collaboration is to discover, develop and commercialize disease-altering therapies in oncology arising out of Agios’s cancer metabolism research platform that have achieved development candidate status on or before April 14, 2014. Celgene will have the option to extend such period through April 14, 2016. Mr. Perry Karsen, who is currently Executive Vice President and Chief Operations Officer of Celgene, is a member of the board of directors of Agios.

In connection with the Collaboration Agreement, Celgene also entered into a Series B Convertible Preferred Stock Purchase Agreement (“Series B Preferred Stock Purchase Agreement”) with Agios on the same date, pursuant to which Celgene agreed to purchase 5,190,551 shares of Agios’s Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), for an aggregate purchase price of approximately $8.8 million. This transaction was consummated on or about the date of the Series B Preferred Stock Purchase Agreement. This agreement is Exhibit 3 hereto. Pursuant to the Series B Preferred Stock Purchase Agreement, Agios also received a put option to sell to Celgene, and Celgene also received a call option to buy from Agios (“Option”), up to an additional $10 million of its Common Stock upon the closing of the sale of shares of Agios’s Common Stock in an initial public offering (“Agios IPO”). On June 24, 2010, Celgene transferred all of its shares of Series B Preferred Stock to CEIC. The foregoing description of the Option under the Series B Preferred Stock Purchase Agreement is subject to, and qualified in its entirety by, the Series B Preferred Stock Purchase Agreement.

On November 16, 2011, CEIC entered into a Series C-1 Convertible Preferred Stock and Series C-2 Convertible Preferred Stock Purchase Agreement (“Series C-2 Preferred Stock Purchase Agreement”) with Agios and certain other investor parties named therein, pursuant to which CEIC agreed to purchase 5,839,496 shares of Agios’s Series C-2 Convertible Preferred Stock, par value $0.001 per share (“Series C-2 Preferred Stock”), for an aggregate purchase price of approximately $28.7 million. This agreement is Exhibit 4 hereto. This transaction was consummated on or about the date of the Series C-2 Preferred Stock Purchase Agreement. In connection with the Series C-2 Preferred Stock Purchase Agreement, CEIC also entered into a Second Amended and Restated Investor Rights Agreement (“Investor Rights Agreement”) with Agios and certain other investor parties named therein, pursuant to which CEIC and such other investor parties received, among other things, certain registration rights to have the shares of Common Stock underlying the Series B Convertible Preferred Stock and the Series C-2 Convertible Preferred Stock registered under the Securities Act of 1933, as amended (“Securities Act”). The Investor Right Agreement is Exhibit 5 hereto. Upon the request of certain investor parties, Agios agreed to prepare and file a registration statement with the Securities and Exchange Commission on Form S-3. The foregoing description of the registration rights under the Investor Rights Agreement is subject to, and qualified in its entirety by, the Investor Rights Agreement.

On July 16, 2013, pursuant to the Option under the Series B Preferred Stock Purchase Agreement, CAIC entered into a Common Stock Purchase Agreement (“Common Purchase Agreement”) with Agios, pursuant to which CAIC agreed to purchase $12.75 million of Agios’s Common Stock subject to and upon the closing of the Agios IPO. The Common Purchase Agreement is Exhibit 6 hereto. Concurrently with the closing of the Agios IPO, this transaction was consummated on July 29, 2013. These shares also benefit from the registration rights set forth in the Investor Rights Agreement.

Also on July 29, 2013, upon the closing of the Agios IPO, the shares of Series B Preferred Stock and Series C-2 Preferred Stock owned by CEIC automatically converted into 4,010,926 shares of Common Stock. These shares of Series B Preferred Stock and Series C-2 Preferred Stock were convertible into shares of Common Stock at the election of CEIC prior to the Agios IPO.

The Reporting Persons acquired the shares of the Common Stock reported on this Schedule 13D in furtherance of the purposes of the Collaboration Agreement.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of Agios, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of Agios owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: Agios’s business and prospects; other developments concerning Agios and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of Agios.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of Agios, or the disposition of securities of Agios;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Agios or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Agios or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Agios, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Agios;

(f)	Any other material change in Agios’s business or corporate structure;

(g)	Changes in Agios’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Agios by any person;

(h)	Causing a class of securities of Agios to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Agios becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a), (b) and (c) — The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of July 29, 2013, following the consummation of the transactions contemplated by the Common Stock Purchase Agreement and the closing of the Agios IPO on such date, (i) CEIC shares beneficial ownership of 4,010,926 shares of Common Stock (approximately 13.3% of the shares of Common Stock outstanding as of such date as reported in Agios’s prospectus filed with the Securities and Exchange Commission on July 24, 2013), (ii) CAIC shares beneficial ownership of 708,333 shares of Common Stock (approximately 2.4% of the shares of Common Stock outstanding as of such date as reported in Agios’s prospectus filed with the Securities and Exchange Commission on July 24, 2013), and (iii) Celgene shares beneficial ownership of 4,719,259 shares of Common Stock (approximately 15.7% of the shares of Common Stock outstanding as of such date as reported in Agios’s prospectus filed with the Securities and Exchange Commission on July 24, 2013).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 4 hereof is incorporated herein by reference in response to this Item 6.

Mr. Perry Karsen, who is Executive Vice President and Chief Operations Officer of Celgene, is a member of the board of directors of Agios. He is a party to an indemnification agreement with Agios, pursuant to which Agios may be required to indemnify Mr. Karsen for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Mr. Karsen in any action or proceeding arising out of his service as one of Agios’s directors. A form of this agreement is Exhibit 7 hereto.

Other than as described in Items 3, 4 and 5, this Item 6, and the agreements set forth as exhibits hereto, to the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Agios.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1 –	Joint Filing Agreement

Exhibit 2 –	Discovery and Development Collaboration and License Agreement, dated as of April 14, 2010, as amended on October 3, 2011, between Agios and Celgene (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-3 filed by Agios on July 16, 2013)

Exhibit 3 –	Series B Convertible Preferred Stock Purchase Agreement, dated as of April 14, 2010, between Agios and Celgene

Exhibit 4 –	Series C-1 Convertible Preferred Stock and Series C-2 Convertible Preferred Stock Purchase Agreement, dated as of November 16, 2011, among Agios, Celgene and other investor parties named therein

Exhibit 5 –	Second Amended and Restated Investor Rights Agreement, dated as of November 16, 2011, between Agios, Celgene European Investment Company LLC and certain other investor parties named therein (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-3 filed by Agios on June 10, 2013)

Exhibit 6 –	Common Stock Purchase Agreement, dated as of July 16, 2013, between Agios and Celgene Alpine Investment Co., LLC (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-3 filed by Agios on July 16, 2013)

Exhibit 7 –	Indemnification Agreement, dated as of July 16, 2013, between Agios and Celgene Alpine Investment Co., LLC (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-3 filed by Agios on July 11, 2013)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CELGENE EUROPEAN INVESTMENT COMPANY LLC

By:	Celgene International Sárl

	By:	/s/ Robert J. Hugin
Robert J. Hugin
Manager

CELGENE ALPINE INVESTMENT CO., LLC

By:	Celgene International Sárl

	By:	/s/ Robert J. Hugin
Robert J. Hugin
Manager

CELGENE CORPORATION

By:		/s/ Robert J. Hugin
Robert J. Hugin
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement

2	Discovery and Development Collaboration and License Agreement, dated as of April 14, 2010, as amended on October 3, 2011, between Agios and Celgene (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-3 filed by Agios on July 16, 2013)

3	Series B Convertible Preferred Stock Purchase Agreement, dated as of April 14, 2010, between Agios and Celgene

4	Series C-1 Convertible Preferred Stock and Series C-2 Convertible Preferred Stock Purchase Agreement, dated as of November 16, 2011, among Agios, Celgene and other investor parties named therein

5	Second Amended and Restated Investor Rights Agreement, dated as of November 16, 2011, between Agios, Celgene European Investment Company LLC and certain other investor parties named therein (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-3 filed by Agios on June 10, 2013)

6	Common Stock Purchase Agreement, dated as of July 16, 2013, between Agios and Celgene Alpine Investment Co., LLC (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-3 filed by Agios on July 16, 2013)

7	Indemnification Agreement, dated as of July 16, 2013, between Agios and Celgene Alpine Investment Co., LLC (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-3 filed by Agios on July 11, 2013)

SCHEDULE A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers (or the equivalent thereof for limited liability companies) of the Reporting Persons

The name, business address and present principal occupation or employment of each of the directors and executive officers of the Reporting Persons are set forth below. The business address of each director and executive officer is c/o 86 Morris Avenue, Summit, New Jersey 07093. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

CELGENE CORPORATION — BOARD OF DIRECTORS

Name And Position	Present Principal Occupation Or Employment

Robert J. Hugin Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer of Celgene Corporation

Richard W. Barker, D.Phil. Director (Citizen of the United Kingdom)	Director of the Centre for Accelerating Medical Innovations; a member of the Board of iCO Therapeutics, Inc.; Chairman of Stem Cells for Safer Medicine; Founder and Chairman of the Athenaeum Group; Senior Advisor of Aegate, Ltd.

Michael D. Casey Director	Formerly Chairman, President, Chief Executive Officer and a director of Matrix Pharmaceutical, Inc

Carrie S. Cox Director	Chairman of the Board of Directors and Chief Executive Officer of Humacyte, Inc.

Rodman L. Drake Director	Formerly Managing Director of Baringo Capital, LLC

Michael A. Friedman, M.D. Director	Chief Executive Officer of City of Hope

Gilla Kaplan, Ph.D. Director	Head of the Laboratory of Mycobacterial Immunity and Pathogenesis at The Public Health Research Institute Center at the University of Medicine and Dentistry of New Jersey in Newark, New Jersey

James J. Loughlin Director	Formerly National Director of the Pharmaceuticals Practice at KPMG LLP

Ernest Mario, Ph.D. Director	Chief Executive Officer of Capnia, Inc.

CELGENE CORPORATION — EXECUTIVE OFFICERS

Name	Title

Robert J. Hugin	Chairman of the Board, President and Chief Executive Officer

Jacqualyn A. Fouse, Ph.D.	Executive Vice President and Chief Financial Officer

Mark. J. Alles	Executive Vice President and Global Head, Hematology and Oncology

Thomas O. Daniel, M.D.	Executive Vice President and President, Research and Early Development

Perry A. Karsen	Executive Vice President, Chief Operations Officer

Lawrence V. Stein	Executive Vice President, General Counsel and Corporate Secretary

CELGENE EUROPEAN INVESTMENT COMPANY LLC

CELGENE ALPINE INVESTMENT CO., LLC

Each of these entities is managed by its sole member, Celgene International Sárl (“CIS”), a wholly owned subsidiary of Celgene Corporation. CIS is managed by its board of managers, which consists of the following persons:

Name	Present Principal Occupation Or Employment

Jonathan Biller	Senior Vice President, Tax & Treasury, Treasurer of Celgene Corporation

Alan Colowick	President, EMEA of Celgene Corporation

Paul D’Angio	Senior Vice President, Global Tech Operations of Celgene Corporation

Robert J. Hugin	Chairman of the Board, President and Chief Executive Officer of Celgene Corporation

Michael Morrissey (Citizen of the United Kingdom)	Corporate Vice President, International Tech Operations of Celgene Corporation

Jürg Oehen (Citizen of Switzerland)	Senior Vice President, Global Finance of Celgene Corporation